CONFIDENTIAL VERSION

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

Lincoln Financial Distributors, Inc.
Year Ended December 31, 2023
With Duly Authorized Officer Affirmation

Lincoln Financial Distributors, Inc.
Financial Statements and Supplementary Information
Year Ended December 31, 2023

Table of Contents

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SEC FILE NUMBER
8-14685

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Lincoln Financial Distributors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1300 South Clinton Street
(No. and Street)

Fort Wayne	IN	46802
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Megan V. Omoruyi	336-691-4670	Megan.Omoruyi@lfg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

(Name – if individual, state last, first, and middle name)

(Address) (City) (State) (Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Megan Omoruyi, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lincoln Financial Distributors, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Megan Omoruyi

Title: AVP Financial Reporting and Financial and Operations Principal

Lori C Knibb

Notary Public

LORI C KNIBB
Notary Public, North Carolina
Guilford County
My Commission Expires
2/4/2028

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Duly Authorized Officer Affirmation

Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2023

Lincoln Financial Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). Pursuant to 17 C.F.R. § 240.17a-5(e)(1)(A), the Company is exempt from the requirement to engage an independent public accountant to provide the reports required under 17 C.F.R. § 240.17a-5(d)(1)(i)(C).

This Duly Authorized Officer Affirmation was prepared as required by 17 C.F.R. § 240.17a-5(e)(1) and (2). To the best of its knowledge and belief, the Company states the following:

1. The financial report is true and correct.

2. Neither the broker or dealer, nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as a customer.

Dated: February 28, 2024

Megan V. Omoruyi

Name: Megan V. Omoruyi
Title: AVP, Financial and Operations Principal

Lincoln Financial Distributors, Inc.
Statement of Financial Condition
(in thousands, except share data)

	As of December 31, 2023	
ASSETS		
Cash and invested cash	$	4,678
Commissions and fees receivable		27,723
Due from affiliates		14
Other assets		55
Total assets	$	32,470
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Due to affiliates	$	27,685
Other liabilities		141
Total liabilities		27,826
Stockholder's Equity		
Common stock – $25 par value; 10,000 shares authorized; 8,000 shares issued and outstanding		200
Additional paid-in capital		12,632
Accumulated deficit		(8,188)
Total stockholder's equity		4,644
Total liabilities and stockholder's equity	$	32,470

Lincoln Financial Distributors, Inc.
Statement of Income
(in thousands)

	For the Year Ended December 31, 2023
Revenues	
Commissions and fees from third parties	$ 304,758
Commissions and fees from affiliates	1,163,623
Interest	86
Total revenues	1,468,467
Expenses	
Commissions and agency expenses	304,758
Service charges from affiliates	1,163,623
Total expenses	1,468,381
Income before income tax expense	86
Income tax expense	18
Net income	$ 68

Lincoln Financial Distributors, Inc.
Statements of Changes in Stockholder's Equity
(in thousands)

	For the Year Ended December 31, 2023
Common Stock	
Balance as of beginning and end-of-year	$ 200
Additional Paid-In Capital	
Balance as of beginning and end-of-year	12,632
Accumulated Deficit	
Balance as of beginning-of-year	(8,256)
Net income	68
Balance as of end-of-year	(8,188)
Total stockholder's equity as of end-of-year	$ 4,644

See accompanying notes to the financial statements.

Lincoln Financial Distributors, Inc.
Statement of Cash Flows
(in thousands)

	For the Year Ended December 31, 2023
Cash Flows From Operating Activities	
Net income	$ 68
Adjustments to reconcile net income to net cash used in operating activities:	
Change in:	
Commissions and fees receivable	(1,176)
Due from affiliates	(5)
Other assets	903
Due to affiliates	1,142
Other liabilities	81
Net cash provided by operating activities	1,013
Net increase in cash and invested cash	1,013
Cash and invested cash as of beginning-of-year	3,665
Cash and invested cash as of end-of-year	$ 4,678
Supplemental disclosure of cash flow information	
Income tax paid	$ 21

Lincoln Financial Distributors, Inc.
Notes to the Consolidated Financial Statements
(in thousands)

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards

Nature of Operations

Lincoln Financial Distributors, Inc. ("LFD" or the "Company," which also may be referred to as "we," "our" or "us") is a registered broker-dealer that is engaged in the business of wholesaling and marketing financial services products, such as mutual funds, variable life insurance, and variable annuities through financial intermediaries, such as stock brokerage firms, banks, and independent insurance agencies. LFD also receives commissions from affiliated insurance companies via intercompany transfers. LFD does not solicit or sell products directly to the general public. LFD is licensed to engage in broker-dealer activity throughout the United States. LFD is a wholly-owned subsidiary of The Lincoln National Life Insurance Company ("LNL"), which is a wholly-owned subsidiary of Lincoln National Corporation ("LNC").

Basis of Presentation

The accompanying financial statements are prepared in accordance with United States of America generally accepted accounting principles ("GAAP"). Certain GAAP policies, which significantly affect the determination of financial condition, results of operations and cash flows, are summarized below.

The Company and other affiliated entities that provide services to the Company are under common ownership and management control. The existence of this control could result in the Company's operating results or financial condition being significantly different from those that would have been obtained if the Company were autonomous.

The Company operates in one reportable segment given the similarities of all the products and services provided.

Summary of Significant Accounting Policies

Accounting Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

Cash and Invested Cash

Cash and invested cash is carried at cost, which approximates fair value, and includes all highly liquid investments purchased with an original maturity of three months or less.

Commission and Fee Revenue and Expense

LFD is the principal underwriter for the wholesale distribution of all variable life and annuity products of LNL and Lincoln Life & Annuity Company of New York ("LLANY"). We recognize all commission and fee revenue and corresponding commission expense for the distribution of these products. The selling costs related to the distribution of these products are then passed on to LNL who, through the processing and services agreements, pays the commissions on LFD's behalf.

LFD also recognizes wholesaling revenue on 12b-1 fees received from separate account fund sponsors as compensation for distributing the underlying mutual funds. These 12b-1 fees are passed on to LNL to offset wholesale distribution expenses incurred on LFD's behalf. The 12b-1 fees received from separate account fund sponsors amounted to $304,758 in 2023. These fees are included in commissions and fees from third parties to the extent expense is incurred on the Statement of Income. All other commission and fee revenue amounts are received from affiliates.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Given the similarities of the revenue earned, the company categorizes all revenue in one source: distribution and wholesaling revenue. See Note 2 for more information on revenue recognized from contracts with customers.

Income Taxes

LNC files a U.S. consolidated income tax return that includes all eligible subsidiaries, including LFD and LNL. Pursuant to an intercompany tax-sharing agreement with LNL, LFD provides for income taxes on a separate return filing basis. The tax-sharing agreement also provides that LFD will receive benefit for net operating losses, capital losses, and tax credits, which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated federal income tax returns of LNC.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required. Judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. See Note 3 for additional information.

Adoption of New Accounting Standards

All new Accounting Standards Updates issued by the Financial Accounting Standards Board ("FASB") were assessed and determined to be either not applicable or insignificant in presentation or amount.

2. Revenues from Contracts with Customers

Distribution and Wholesaling Revenue

Commission revenue primarily represents revenues generated for the distribution of affiliated variable insurance products. Commission revenue transactions are recorded on a trade-date basis as performance obligations are met and satisfied when the underlying customer asset or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The commission revenue primarily consists of both sales-based commission revenue and trailing commission revenue recognized at a point in time and over time, respectively. The transaction price calculation for sales-based commission revenue is usually defined in the contract or prospectus and is based on a percentage of sales or assets or some combination of both. The transaction price calculation for trailing commission revenue is based on a contractual percentage of the market value of customer asset holdings at the end of a contractually defined measurement period. The sales-based and trailing commission revenues were $435,592 and $1,032,789 for the year ended December 31, 2023.

3. Income Taxes

LFD had current federal income tax expense of $18, and a current tax liability of $11. LFD had no deferred federal income tax expense, and no deferred tax liability. LFD had no uncertain tax positions for year ended December 31, 2023.

The LNC consolidated group is subject to examination by U.S. federal, state, and local and non-U.S. income authorities. With few exceptions for limited scope review, we are no longer subject to U.S. federal examinations for years before 2020. In the first quarter of 2021, the Internal Revenue Service commenced an examination of our 2014, 2015, 2016, and 2017 refund claims. We are currently under examination by several state and local taxing jurisdictions; however, we do not expect those examinations to materially impact us.

We recognize interest and penalties accrued, if any, related to unrecognized tax benefits as a component of tax expense. For the year ended December 31, 2023, we recognized no interest and penalty related to uncertain tax positions. There was no accrued interest and penalty expense related to the unrecognized tax benefits as of December 31, 2023.

In August 2022, the Inflation Reduction Act of 2022 was passed by the U.S. Congress and signed into law by President Biden. The Inflation Reduction Act of 2022 established a new 15% corporate alternative minimum tax for corporations whose average adjusted net income for any consecutive three-year period beginning after December 31, 2022, exceeds $1.0 billion. The Inflation Reduction

Act of 2022 also established a 1% excise tax on stock repurchases made by publicly traded corporations. Both provisions were effective for tax years beginning after December 31, 2022. We determined that we were not within the scope of the corporate alternative minimum tax for 2023.

4. Agreements and Transactions with Affiliates

In order to be compliant with the Financial Industry Regulatory Authority ("FINRA") rules regarding proper expense recognition and expense-sharing agreements, LFD has entered into various cost-sharing agreements with affiliates. Amounts due from affiliates primarily represent amounts due to LFD for the settlement of general and administrative expenses, and taxes and fees, as stipulated in the Master Services Agreement. Amounts due to affiliates primarily represent amounts due to LNL related to separate account 12b-1 fees as well as intercompany cost and tax-sharing agreements.

5. Contingencies

Regulatory and Litigation Matters

Regulatory bodies, such as the Securities and Exchange Commission ("SEC") and FINRA, regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, securities laws and laws governing the activities of broker-dealers and registered investment advisers. While LFD is involved in various pending or threatened legal proceedings arising from the conduct of business either in the ordinary course or otherwise, such legal expenses are a part of our affiliate cost-sharing agreements. Based on information currently known by management, management does not believe any such charges are likely to have a material adverse effect on LFD's financial condition.

6. Net Capital Requirements

LFD operates under the alternative standard provisions of the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the minimum net capital to be the greater of $250 or 2% of aggregate debit items computed in accordance with the SEC Customer Protection Rule (Rule 15c3-3) reserve requirements. Our operations do not include the physical handling of securities or the maintenance of open customer accounts; therefore, there are no reserve provisions pursuant to Rule 15c3-3. Accordingly, our minimum net capital requirement is $250.

	As of December 31, 2023
Minimum net capital requirement	$ 250
Net capital	4,526
Excess net capital	$ 4,276

7. Subsequent Events

Management evaluated subsequent events for the Company through February 28, 2024, the date the financial statements were available to be issued. Management is not aware of any subsequent events that would require recognition or disclosure in the financial statement.

Supplementary Information

Lincoln Financial Distributors, Inc.

Schedule I – Computation of Net Capital
Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
December 31, 2023

Computation of Net Capital

Stockholder's equity	$	4,644
Less non-allowable assets:		
Due from affiliates		14
Other assets		55
Total non-allowable assets		69
Net capital before haircuts on securities positions		4,575
Haircuts on securities		49
Net capital		4,526

Computation of Alternate Net Capital Requirements

2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3	$	-
Greater of $250 or 2% of combined aggregate debit items	$	250
Excess net capital	$	4,276
Excess net capital at 120% of minimum net capital requirement	$	4,226

No material differences exist between the financial statement computation of net capital and the computation included in the Company's corresponding unaudited Form X-17A-5, Part IIA filing as of December 31, 2023.

Lincoln Financial Distributors, Inc.

Schedule II – Statement Regarding Reserve Requirements
Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

December 31, 2023

Lincoln Financial Distributors, Inc. is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 under paragraph (k)(1) of that Rule.

Lincoln Financial Distributors, Inc.

Schedule III – Statement Regarding Information Relating to Possessions or Control of Securities Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

December 31, 2023

Lincoln Financial Distributors, Inc. did not maintain possession or control of any customer funds or securities and is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 under paragraph (k)(1) of that Rule.